UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Digitas Inc.

(Name of Subject Company (issuer))

Digitas Inc. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

25388K104

(CUSIP Number of Class of Securities)

Thomas M. Lemberg

Executive Vice President: General Counsel and

Strategic Relationships

Digitas Inc.

The Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 867-1000

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing person)

Copies to:

Margaret A. Brown, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

One Beacon Street

Boston, Massachusetts 02108

(617) 573-4800

Calculation Of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
24,999,999.15	2022.50

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 6,426,735 shares of the outstanding common stock, par value $0.01 per share, at a price per share of $3.89.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer by Digitas Inc., a Delaware corporation (“Digitas”), to purchase up to 6,426,735 shares of common stock, par value $0.01 per share, or such lesser number of shares as is properly tendered and not properly withdrawn, at a price of $3.89 per share, net to the seller in cash, without interest. Digitas’ offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 25, 2003 and in the related Letter of Transmittal which, as amended or supplemented from time to time, together consititute the offer. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

Item 1.    Summary Term Sheet.

The information set forth in the Summary Term Sheet in the Offer to Purchase by Digitas dated February 25, 2003 (the “Offer to Purchase”) attached hereto as Exhibit (a)(1)(i), is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)    The information set forth in “Introduction” and Section 10 (“Certain Information Concerning Digitas”) of the Offer to Purchase is incorporated herein by reference.

(b)    The information set forth in the last paragraph of “Introduction” of the Offer to Purchase is incorporated herein by reference.

(c)    The information set forth in Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a)    This Tender Offer Statement is filed by the subject company. The information set forth in Section 10 (“Certain Information Concerning Digitas”) and Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Securities of Digitas”) of the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

(a)    The following information set forth in the Offer to Purchase is incorporated herein by reference: (i) Section 1 (“Number of Shares; Proration”); (ii) Section 2 (“Purpose of the Tender Offer; Material Effects of the Tender Offer”); (iii) Section 3 (“Procedures for Tendering Shares”); (iv) Section 4 (“Withdrawal Rights”); (v) Section 5 (“Purchase of Shares and Payment of Purchase Price”); (vi) Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Securities of Digitas”); (vii) Section 13 (“Certain United States Federal Income Tax Consequences”); and (viii) Section 14 (“Extension of the Tender Offer; Termination; Amendment”).

(b)    The information set forth in Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Securities of Digitas”) of the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(e)    The information set forth in Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Securities of Digitas”) of the Offer to Purchase is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c)    The information set forth in Section 2 (“Purpose of the Tender Offer; Material Effects of the Tender Offer”) of the Offer to Purchase is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

(a)    The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b)    Not applicable.

(d)    Not applicable.

Item 8.    Interest in Securities of the Subject Company.

(a) and (b)    The information set forth in Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Securities of Digitas”) of the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

(a)    The information set forth in Section 15 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

Not applicable.

Item 11.    Additional Information.

(a)    The information set forth in Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Securities of Digitas”) and Section 12 (“Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(b)    The information set forth in the Offer to Purchase and in the related Letter of Transmittal, as each may be amended from time to time, is incorporated herein by reference.

Item 12.    Exhibits.

The index to exhibits appears on the page immediately following the signature page of this Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIGITAS INC.

By:	/s/ Thomas M. Lemberg
Name: Thomas M. Lemberg Title: Executive Vice President: General Counsel and Strategic Relationships

Date:    February 25, 2003

EXHIBIT INDEX

Exhibit No.
(a)(1)(i)	Offer to Purchase dated February 25, 2003
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)
(a)(1)(iii)	Notice of Guaranteed Delivery
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)(i)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees
(a)(5)(ii)	Letter to Stockholders dated February 25, 2003
(a)(5)(iii)	Summary of Advertisement
(b)	None
(d)(i)	Warrant Agreement between Bronner Slosberg Humphrey Co. and Positano Partners Ltd. dated January 9, 1999*
(d)(ii)	Employment Agreement between Bronner Slosberg Humphrey LLC and David W. Kenny dated January 6, 1999**
(d)(iii)	Form of Employment Agreement between Digitas Inc. and each of Jeffrey J. Cote, Thomas M. Lemberg and Robert L. Cosinuke
(g)	None
(h)	None

*	Incorporated by reference to Exhibit 10.18 to Digitas’ Registration Statement on Form S-1 (SEC File No. 333-93585), as amended, as filed with the Securities and Exchange Commission.
**	Incorporated by reference to Exhibit 10.24 to Digitas’ Registration Statement on Form S-1 (SEC File No. 333-93585), as amended, as filed with the Securities and Exchange Commission